October 1, 2008

Via Fax No. (202) 772-9368
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE - Mail Stop 7010
Washington, D.C. 20549-7010
Attn:	Mr. Karl Hiller, Branch Chief Ms. Joanna Lam, Staff Accountant

RE:	NTR Acquisition Co. Form 10-K/A for the Year Ended December 31, 2007 Filed August 20, 2008 Response letter dated August 20, 2008 File No. 001-33279

Dear Mr. Hiller and Ms. Lam:

NTR Acquisition Co. (the “Company”) responds as follows to the September 2, 2008 fax received from Ms. Lam, which attached a letter from Mr. Hiller dated August 29, 2008. The letter’s comment is recited in bold below, followed by the Company’s response:

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 1

1.
We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Response: NTR Acquisition Co. is a special purpose acquisition company, a “SPAC” or “blank check company”, which consummated its initial public offering on January 30, 2007. As of this date, the Company has not yet completed any business combination nor commenced any

100 Mill Plain Road, Suite 320  |  Danbury, CT 06811  |  Tel: (203) 546-3437  |  Fax: (203) 546-3523

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Hiller & Ms.Lam
October 1, 2008

commercial operations. Its activities to date have related only to the Company’s formation, organizational activities, the completion of its initial public offering and activities relating to identifying and evaluating prospective acquisition candidates. The Company has a Board of Directors with a majority of the Board consisting of “independent” members. The Company has no employees other than three officers who do not receive salaries or benefits.

The Company’s management, with the assistance of an outside public accounting firm, concluded that the disclosure controls and procedures as of the end of the fiscal year 2007 were effective and sufficient. This conclusion was true at the time the original 10-K was filed on March 12, 2008 and continues to be true today. In reaching this conclusion, the Company’s management and accountants, with the participation of its chief executive officer and principal financial officer, conducted an evaluation and assessment of its internal controls over financial reporting (“ICOFR”) as of December 31, 2007 based on the guidelines contained in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that, as of December 3 1, 2007, the Company’s internal control over financial reporting was effective based on those criteria. An amendment to the Form 10-K was filed August 20, 2008 to include the disclosures concerning management’s evaluation, assessment and conclusions with regard to its internal control over financial reporting under Item 9A(T).

The Company contracts with an outside accounting firm for certain bookkeeping and accounting functions including, as mentioned above, the evaluation and assessment conducted concerning the Company’s internal control over financial reporting. This accounting firm’s duties are separate and distinct from the Company’s independent auditors, KPMG LLP. As stated above, in conjunction with the year ended December 31, 2007, the outside accounting firm was engaged to document, test, and evaluate the Company’s internal controls over financial reporting. By mutual agreement, the scope of this assignment consisted of documenting, testing and evaluating four cycles (receipts, disbursements, investment and financial reporting). The accountants provided management with copies of all underlying documentation, including policy and procedure templates and items selected for testing, the basis of selection and findings, conclusions and recommendations. Company management reviewed the materials, made some comments to the contractor and revisions to practice, and presented the materials to the Company’s Audit Committee. The Audit Committee and management concluded there were no deficiencies or material weaknesses in the internal controls of the Company.

The Company’s tests of internal controls over financial reporting included an attribute sample taken from the 2007 transaction or activity population that was selected at random, using computer-assisted sampling techniques. The sample selection was tested against the underlying established control policy or procedure and no major exceptions to policy or procedure were detected. As a non-accelerated filer, attestation by the Company’s independent auditors, its PCAOB (Public Company Accounting Oversight Board) registered accountants, was not required.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Hiller & Ms. Lam
October 1, 2008

In the event there are additional concerns or comments, please contact the undersigned at (212) 297-6251 or William Hantke at (203) 546-3437 with any questions regarding the Company’s response.

Most respectfully,

/s/ Mario E. Rodriguez
Mario E. Rodriguez
Chief Executive Officer

cc:	William E. Hantke, Principal Financial Officer Joseph Equale, CPA, Equale & Cirone, LLP Stephen Dabney, KPMG LLP